May 6, 2009

National Retail Funds

 Board of Trustees

c/o Andrew Rogers

Chairman of the Board

450 Wireless Boulevard

Hauppauge, NY  11788

Re: Loan Service  Fee Waiver

Dear Mr. Rogers:

As you are aware, Pertuity, Inc. (the “Loan Service Provider”) has contractually agreed to waive a portion of its loan service fees for the benefit of National Retail Fund III.  The Loan Service Provider hereby agrees to continue to contractually bind itself, as of the date hereof, to waive any and all  loan service fees through April 30, 2010, so that the Loan Service Fee of the Fund does not exceed the 0.00% of the Fund’s average daily net assets:

We look forward to providing continued service to the National Retail Fund III.

Sincerely,

/s/ Kim Muhota

Kim Muhota

Chief Executive Officer

Pertuity, Inc.

Approved and accepted on behalf of each Fund

/s/ Andrew B. Rogers

Andrew B. Rogers

Chairman, Board of Trustees

National Retail Funds